UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Birks & Mayors Inc.

(Name of Issuer)

Class A Voting Shares

(Title of Class of Securities)

(CUSIP Number)

090881103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090881103	Page 2 of 11

1	NAMES OF REPORTING PERSONS MONTROVEST B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,818,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,818,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,818,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 090881103	Page 3 of 11

1	NAMES OF REPORTING PERSONS GOLDFISH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,818,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,818,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,818,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 090881103	Page 4 of 11

1	NAMES OF REPORTING PERSONS ROHAN PRIVATE TRUST COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,818,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,818,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,818,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 090881103	Page 5 of 11

Item 1. Security and Issuer

This Schedule 13D relates to Class A Voting Shares (“Class A Shares”) issued by Birks & Mayors, Inc., a Canadian corporation (“Birks”). The principal executive office of Birks is located at 1240 Phillips Square, Montreal, Québec H3B 3H4 CANADA.

Item 2. Identity & Background

Montrovest B.V. (“Montrovest”) is a corporation incorporated under the laws of The Netherlands whose principal business address and principal office is Herikerbergweg 238, Luna ArenA, 1101CM Amsterdam Zuidoost . The principal business of Montrovest is a holding company.

Goldfish Trust (the “Goldfish Trust”) is a trust established under the laws of Cayman Islands whose business address is c/o Meritus Trust Company Limited, 8 Par-la-Ville Road, Hamilton HM08, Bermuda. The principal business of the Goldfish Trust is to provide wealth and estate planning for class of discretionary beneficiaries.

Rohan Private Trust Company Ltd (“Rohan,” collectively with Montrovest and the Goldfish Trust, the “Reporting Persons”) is a corporation incorporated under the laws of Bermuda whose business address is c/o Meritus Trust Company Limited, 8 Par-la-Ville Road, Hamilton HM08, Bermuda. Rohan's principal business is to act as trustee of the Goldfish Trust.

During the last five years, none of Montrovest, the Goldfish Trust or Rohan, or their respective executive officers, directors and control persons, have been convicted in a criminal proceeding. During the last five years, none of Montrovest, the Goldfish Trust or Rohan or their respective executive officers, directors and control persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

The executive officers, directors and control persons of Montrovest are:

Name and Address	Position	Citizenship

Antonie Jan de Ruiter Spoorsingel 11 2871 TT Schoonhoven The Netherlands	Director and Chairman	Dutch

Paulus Cornelis Gerhardus van Duuren Aan de Zoom88 1422 ME Uithoorn The Netherlands	Director	Dutch

Davide Barberis Canonico Via Useglio, 13060 Roasio Italy	Supervisory Board member	Italian

Gérald Marcel Berclaz Batterie Les Roseyres B P544 CH 1882 Gryon Switzerland	Supervisory Board member	Swiss

Jan Mathijs Gerardus van Overbruggen Hoogstraat 25 2851 BE Haastrecht The Netherlands	Supervisory Board member	Dutch

CUSIP No. 090881103	Page 6 of 11

The executive officers, directors and control persons of Rohan are:

Name and Address	Position	Citizenship

Mary Jane Gutteridge Coral Ridge 11 Melville Road Devonshire DV07 Bermuda	Director and Vice Chairman	British

Peter O’Brien 4 Redpath Court Montreal, Quebec H3G 1E1 Canada	Director and Chairman	Canadian

Domingo P.R. Sugranyes Bickel Marques de Lirquijo 10 007 Centro, Madrid Spain	Director	Spanish

Michelle Wolfe 15 Stowe Hill Paget PG 05 Bermuda	Director and Secretary	Canadian

Item 3. Source and Amount of Funds or Other Consideration

On August 16, 2012, Montrovest acquired 3,100,088 Class A Shares through a rights offering conducted by Birks (the “Rights Offering”) in exchange for cash consideration of $ 3,500,000. The source of funds for the acquisition of the Class A Shares in the Rights Offering was trust funds.

Item 4. Purpose of Transaction

Birks conducted a rights offering, the proceeds of which were used to repay interest bearing debt under the amended and restated cash advance agreements dated June 8, 2011 between Birks and Montrovest.

The information set forth in Item 3 is incorporated by reference into this Item 4.

The Reporting Persons acquired the Class A Shares for investment purposes and except as set forth above, the Reporting Persons do not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Persons of additional securities of Birks or the disposition of securities of Birks; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Birks; (iii) a sale or transfer of a material amount of assets of Birks; (iv) any change in the present board of directors or management of Birks, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Birks; (vi) any other material change in Birks’ business or corporate structure; (vii) changes in Birks’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Birks by any person; (viii) causing a class of securities of Birks to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Birks becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b)

Montrovest beneficially owns 10,818,058 Class A Shares, representing 72.9% of the outstanding Class A Shares. The Class A Shares beneficially owned by Montrovest represent 7,717,970 Class B Shares (the “Class B Shares”) convertible into 7,717,970 Class A Shares directly owned by Montrovest and 3,100,088 Class A Shares directly owned by Montrovest. The Class B Shares entitle the holder to ten votes for each Class B Share held and each Class B Share is convertible into one Class A Share.

The Goldfish Trust owns indirectly 100% of the shares of Montrovest and, as a result, the Class A Shares and Class B Shares held by Montrovest are deemed to be beneficially owned by the Goldfish Trust. The Class A Shares beneficially owned by the Goldfish Trust represent 7,717,970 Class B Shares convertible into 7,717,970 Class A Shares directly owned by Montrovest and 3,100,088 Class A Shares directly owned by Montrovest.

CUSIP No. 090881103	Page 7 of 11

As the trustee of the Goldfish Trust, Rohan is deemed to beneficially own the 10,818,058 Class A Shares beneficially owned by the Goldfish Trust. The Class A Shares beneficially owned by Rohan represent 7,717,970 Class B Shares convertible into 7,717,970 Class A Shares directly owned by Montrovest and 3,100,088 Class A Shares directly owned by Montrovest.

Except for Mr. Gerald Berclaz, none of the officers, directors and control persons of Montrovest and Rohan hold Class A Shares or Class B Shares. Mr. Berclaz, acting as the Chairman of the Supervisory Board of Montrovest, owns 29.637 Class A Shares.

The number of Class A Shares as to which each of Montrovest, the Goldfish Trust and Rohan have sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

(c)

See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference. On August 16, 2012, Montrovest acquired 3,100,088 Class A Shares through a the Rights Offering conducted by Birks in exchange for a cash price per share of $1.129.

(d)

No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by Montrovest, the Goldfish Trust or Rohan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in item 2 and between such persons and any person with respect to any securities of Birks, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.

Item 7. Materials to be Filed as Exhibits

1.	Joint Filing Agreement dated as of October 27th, 2012 among Montrovest B.V., Goldfish Trust and Rohan Private Trust Company Limited.

CUSIP No. 090881103	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2012	Montrovest B.V.

	By:	/s/ Antonie De Ruiter
	Name:	Antonie De Ruiter
	Title:	Managing Director

	By:	/s/ Paulus C.G. van Duuren
	Name:	Paulus C.G. van Duuren
	Title:	Managing Director

CUSIP No. 090881103	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2012	Rohan Private Trust Company Ltd. As Trustee of the Goldfish Trust

	By:	/s/ Mary Jane Gutteridge
	Name:	Mary Jane Gutteridge
	Title:	Director

	By:	/s/ Michelle Wolfe
	Name:	Michelle Wolfe
	Title:	Director

CUSIP No. 090881103	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2012	Rohan Private Trust Company Ltd.

	By:	/s/ Mary Jane Gutteridge
	Name:	Mary Jane Gutteridge
	Title:	Director

	By:	/s/ Michelle Wolfe
	Name:	Michelle Wolfe
	Title:	Director

CUSIP No. 090881103	Page 11 of 11

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement dated as of October 27th, 2012 among Montrovest B.V., Goldfish Trust and Rohan Private Trust Company Ltd.

EXHIBIT 1

CUSIP No. 090881103

AGREEMENT CONCERNING JOINT FILING

OF SCHEDULE 13D

The undersigned agree as follows:

(i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: October 27, 2012

MONTROVEST B.V.

By:	/s/ Antonie De Ruiter
Name:	Antonie De Ruiter
Title:	Managing Director

By:	/s/ Paulus C.G. van Duuren
Name:	Paulus C.G. van Duuren
Title:	Managing Director

ROHAN PRIVATE TRUST COMPANY LTD. As Trustee of the GOLDFISH TRUST

By:	/s/ Mary Jane Gutteridge
Name:	Mary Jane Gutteridge
Title:	Director

By:	/s/ Michelle Wolfe
Name:	Michelle Wolfe
Title:	Director

ROHAN PRIVATE TRUST COMPANY LTD.

By:	/s/ Mary Jane Gutteridge
Name:	Mary Jane Gutteridge
Title:	Director

By:	/s/ Michelle Wolfe
Name:	Michelle Wolfe
Title:	Director